INVEST IN **AEONRV**

The first true all-season, electric cabin, off-road capable, new and high-tech recreational vehicle



aeonrv.com Reno, NV

Highlights

1. 29 vehicles delivered with a plan for 45-50 total in 2024, 125+ unit backlog with deposits
2. $1.8M 2023 rev, 5x growth to projected $9-10M 2024 rev, and plans to 3x rev in 2025 (not guaranteed)
3. Great unit economics, ASP $200K+, 30% margins (2-3x industry avg), capital efficient manufacturing
4. Amazing industry reception, 40+ earned media articles & 2M+ video views, glowing customer feedback
5. Seasoned leadership team with 95+ years of experience, multiple startups and exits, 30+ employees
6. Closed $1M+ SAFE funding round from seasoned industry

investors in Q3 2022

7 Raised $3M in non-equity cash from customers in July 2023 via larger deposits to get early access

8 Built production line in 35k sf facility with $500k capex invested, plans to double sf in 2025

Featured Investors

 **Anthony Nogueras** in   Follow   Invested $225,000 ⓘ
Syndicate Lead

Alliance founder, CEO, and licensed Customs broker with over 30 years of duty drawback experience in a variety of industries including petrochemical, electronics, beer & wine and agriculture, part time angel investor.

"I am investing for a second time because, not only did the founders develop an innovative industry disrupting RV, but they possess the vital knowledge needed to scale the manufacturing operations...the key to future revenue growth. The bottom line...I trust ownership and the management team's vision, business acumen and the ability to deliver on the growth plan. We believed in this endeavor from the earliest stage, and now with resounding market acceptance, we are even more bullish for the future."

 **Drew Little**   Follow   Invested $125,000 ⓘ

Over 30 years of experience founding and running tech companies, angel investing and consulting with business owners. Drew started and ran Red Giant, the largest special effects software company in its market, sold to Germany's Maxon in 2020.
bochiinvestments.com

"I've known Jim for over 10 years and love what AEONrv is building."

 **William Meyer** in   Follow   Invested $27,500 ⓘ

Over 30 years of investing in public and private markets including portfolio strategy, strategic and tactical asset allocation, investment management and investment manager due diligence and selection.

"I see this as a unique investment opportunity in the growing outdoor lifestyle space. I've followed Jim's vision from concept to now a fast growing business and continue to support their efforts."

 **Brian Langer** in [Follow]   Invested $11,000 ⓘ

Senior executive with 30 years successful experience in web-based businesses, as well as systems and software industries.

"I've had a long-standing relationship with Jim and Lars, and I've always been impressed by their business acumen, work ethic and integrity. Their commitment to product quality and stewardship of AEONrv is commendable. I've witnessed their company's impressive growth over the past two years, and I'm confident in their ability to continue on this trajectory. Their strategic approach and strong leadership inspire my trust in their future success."

 **Roland Wolfram** in [Follow]   Invested $25,000 ⓘ

Retired, angel investor, board member, ex VP/GM Nike & VP/GM Pacific Telesis, Wharton MBA.

"As an avid skier, hiker, and wildlife photographer the AEONrv speaks to me. I've also known Lars & Jim for over 25 years in both business and athletic endeavors and trust their vision and execution."

Our Team

 **Jim Ritchie** CEO & Co-founder

25+ years leadership & tech experience in Silicon Valley 4 startups, 3 as CEO, multiple exits BS Computer Science & Math

 **Lars Severin** CTO

30+ years tech experience in Silicon Valley 2 startups as CTO, Apple, Broadcom MS Computer Science



Matt Sewell Sr. Dir. Manufacturing Operations

20+ years manufacturing & design experience 2 startups BS
Mechanical Engineering



Jason Machutta Director of Finance

MBA, Technological Entrepreneurship 10+ years Senior Exec
experience with 6 startups ranging from FinTech to
Manufacturing to Healthcare 20+ years finance & accounting
experience

Pitch





The first true all-season, electric cabin, off-road capable,
new and high-tech recreational vehicle

"The Tesla of RVs"



CAMP HERE
NOT THERE

Large Market Opportunity

RV industry is big and growing yet "old school," making it ripe for innovation

$682B
Outdoor Recreation Market
2021 saw record-breaking growth for outdoor recreation industry (1.9% of GDP & 4.5M jobs), contributing more to the US economy than oil/gas extraction, mining, and agriculture.[1]

$59B
Projected RV Market
North American RV market nearly $34B in 2021 and expected to grow significantly, reaching over $59B by 2027 at a CAGR of 9.7%.[2]

65M
Estimated RVing Americans
36% of US leisure travelers (65M) plan to go RVing in next 12 months[3] with 54% of all RVers active remote workers and 69% of Millennial RVers living in RVs 6+ months per year.[5]

9.6M
Anticipated New RV Buyers
11.2M HHs currently own an RV and 9.6M intend to buy one within 5 years. Among Millennial and Gen Z RV owners (now 50% of total RVers[5]), 84% plan to buy another RV.[4]

600K
RV Units Shipped
In 2021, over 600K recreational vehicles were shipped, a 39% increase over 2020 shipments of 430K and nearly 2.4X the shipments made 10 years ago.[6]

78%
Increased RV Usage
A significant percentage of RVers (78%) plan on taking more or the same amount of weekend trips as in previous years, demonstrating increased usage.[3]

1. Record-Breaking Numbers: Outdoor Recreation a Whopping $862B Industry According to New Government Data. Outdoor Recreation Roundtable. Nov 2022. Link
2. North America Recreational Vehicle Market Growth, Trends, and Forecast. Mordor Intelligence. Link | 3. 65 Million Americans Plan To Go RVing This Year. RV Industry Association. June 2022. Link
4. Go RVing RV Owner Demographic Profile. RV Industry Association. 2021. Link | 5. Study: Millennial Professionals Embracing Full-Time RVing. RV Business. May 2023. Link
6. Historical RV Shipment Data. RV Industry Association. 1980-2021. Link

Current Product Limitations

Today's RVs don't deliver the advanced capabilities & benefits people desire

RVers want to...



- **Enjoy the Wilderness Year Round (not RV parks)**
  Yet current RVs do not offer true all-season, off-road, and off-grid capabilities
- **Use Modern Tech Conveniences & Capabilities**
  Customers are frustrated with current poor quality, low tech, "old school" options
- **Support Greener, More Sustainable Options**
  Sustainability isn't a priority for many RV manufacturers
- **Bring Their Pets (85% of RVers do[1])**
  Yet RVs do not offer pet-safe remote temperature monitoring and controls







1. Study: Millennial Professionals Embracing Full Time RVing. RV Business. May 2023. Link

AEONrv Delivers Big Benefits

With more modern and innovative capabilities



- **All-Season**
  Superior insulation and highly efficient air conditioning/heating systems make it a truly ideal year-round RV
- **Off-Road & Off-Grid Capable**
  Go off-road with all-wheel drive to enjoy the wilderness and live off-grid for up to 1 week without RV park hookups
- **Green Technology**
  Electric and solar powered cabin that's up to 10x more thermally efficient than typical traditional RVs saving energy cost
- **High-End Modern Design**
  Uniquely built using fiberglass reinforced panels and adhesives like a high-end yacht with stronger, lighter, more durable marine grade components and wiring with no "RV rattle"
- **Technology Focused**
  Real-time software monitoring, integration, support, and controls with remote pet-safe climate controls gives piece of mind









Strong Industry Reception

40+ earned media articles & 2M+ video views







Outside

BUSINESS INSIDER

autoevolution





"The New AEON RV Is Designed to Go Places Most RVs Can't"

"2 Silicon Valley Executives Create Off-Grid, Off-Road Capable RV"

"AEONrv All-Weather Capability and Off-Grid Electric Habitat"








"AEONrv Motorhome Debuts With Big Power, Storage, and Tanks"

"AEONrv Rolls Out 4-Season Off-Grid RV Ahead of Electrified Ford Camper"

"AEONrv Review: Remarkable New Overlanding Machine"

Excellent Customer Feedback

User created and owned Facebook Group

You've made it IMPOSSIBLE for me not to order an AEONrv. It literally checks all the boxes. I am choosing your product over so many options out there, and I've done my homework. I suspect there will be many others who will convert to your product. - HY

Build quality is unparalleled. Every feature is well thought out and implemented. Everything you need to off-grid camp and none of the frilly stuff you don't. Literal Ekko killer—we cancelled our Ekko and ordered an AEONrv. - DA

After cancelling my Winnebago EKKO order due to all the design and quality control issues, I'm so glad to have found AEONrv. I wanted something with more space and better insulation than my current Revel. The AEONrv checks so many boxes vs. the EKKO and the Total Composites box is a huge improvement over a heavier framed design. - JQ

These are absolutely amazing machines, thought, care, and technique built into every facet. - SD

#vanlife done right! What a great, well thought out design. - BS

AEONrv has made it to the top of my wishlist, beating out Storyteller Overland. - CG

Finally, an RV with a comfortable place to eat and work. - KW

The design is awesome; you check all the boxes. - AC

Positive Business Traction

Proven product-market fit since Oct 2021 prototype launch

150+
Unit Orders

Sales backlog on of 125+ units or ~$28M in orders with minimal sales effort.

$1M+
Seed Funding

Raised $1M+ SAFE from highly engaged group of outside investors.

1,000+
Sales Leads

Generated large number of strong sales prospects with minimal marketing spend.

35K sq ft
Manufacturing Space

Expanded into a nearly 10X larger space at end of 2023.

29+
Production Units Delivered

Scaling production to deliver 8-10 units per month by end of 2024

30+
Team

Hired additional team members to support production efforts.

Well Positioned vs. Competition

- Strategically positioned between small class C (B+) RVs, class B vans, and overland vehicles

- Delivers many benefits of an overlander at 20-50% the cost

- Beat closest "Big 3" competitor* products—Winnebago Revel and EKKO—almost always in



head-to-head comparisons

COMPASS

Price

* Big 3 US manufacturers: Thor ($12B), Forest River ($5B), Winnebago ($5B)

Compelling Business Model

Revenue streams and unit economics top the industry

- **Direct-to-consumer sales model** *(like Tesla)*
  - Provides premium brand and customer service experience seriously lacking in RV space
- **Best-in-class economics**
  - $200K+ ASP
  - 30% GM *(2x Winnebago and > Tesla)*
  - Capital efficient scalable manufacturing
- **Future recurring revenue streams**
  - Service and support contracts
  - Many other recurring revenue streams coming
- **Future product offerings**
  - Additional floor plans and chassis lengths
  - All-electric towables integrated with AEONrv, Tesla, Rivian and F-150 Lightning
  - All-electric chassis, future R&D

Future projections are not guaranteed

Ambitious Expansion Plans

Build and scale our business based on traction and strong market demand

$9-10M

Projected Revenue in 2024

Deliver 45-50 units

125-135

Projected Annual Unit Run Rate

Plan to double to 70k square foot manufacturing space by Q1-25

30+

New Hires

40+ people by the end of 2024 to execute on production plan

These are projections and not guaranteed

Projected Revenue Goals

$9-10M (45-50 units) in 2024 on $28M already booked, Goal of $100M (400 units) in 2026


$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
Dollars
2022
2023
2024
2025
2026
5x Growth
5x Growth
3x Growth
3x Growth

Year
These are projections and not guaranteed

2024 Pro Forma Income Statement

	1H-24	2H-24 Projected *
Units Delivered	12	33-38
Revenue	$2.8M	$6-7M
COGS	$1.5M	$3-4M
Gross Profit	**$1.3M**	**$3-3.2M**
OPEX	$1.0M	$3-3.8M
Operating Income	**$260k**	**$0-200k**

* 2H-24 are projections and not guaranteed

Seasoned Leadership Team



Jim Ritchie
CEO and Co-Founder

- BS Computer Science & Math
- 25+ years leadership & tech experience in Silicon Valley
- 4 startups, 3 as CEO, 1 exit
- Wind River Sales Exec, multiple VP of Sales and Biz Dev roles
- Outdoor enthusiast and skier



Lars Severin
CTO and Co-Founder

- MS Computer Science
- 30+ years tech experience
- 2 startups as CTO
- Software manager, architect and developer at Broadcom, Apple, Ericsson
- Boat building experience and outdoor enthusiast



Matt Sewell
Sr. Dir. Manufacturing Operations

- BS Mechanical Engineering
- 20+ years manufacturing & design experience in auto, high-tech, aerospace, commercial, and consumer products
- 2 startups
- Outdoor adventurer and ultra-runner

Other team members from Tesla, etc.

Fundraising

- Raising up to $3M via series A preferred equity offering, $33M pre-money valuation
- Funds used to accelerate growth
  - Expand manufacturing & software team
  - R&D for future products
  - Invest in support, sales & marketing



AEONrv in the Chugach Range Alaska

Up to $1,234,998 is being raised through Wefunder



Backup Information

Our Story

How we began our journey to innovate and fundamentally change the RV market

As an avid outdoorsman, Jim Ritchie often rented small RVs and camper vans to go camping, skiing, and biking. Eventually he wanted his own rig—something all-season, off-road capable, modern, comfortable, and truly livable. In researching the options, Jim realized that his ideal RV didn't exist; most were poorly made, not truly all-season, offered limited capabilities, and had inefficient layouts and design.

Jim decided to design his own custom RV. He reached out to his good friend Lars Severin who became extremely excited about (and involved in) the concept. When they shared their design ideas with other outdoor enthusiasts, they received incredibly positive feedback and interest.

After realizing the tremendous potential for changing how RVs are built and delivered, Jim and Lars created AEONrv with a vision to deliver "The Tesla of RVs" using the the latest advancements in modern and green technology.

Our Vision, Mission & Values

Our guiding principles for how we will build our company and deliver value to our customers and partners



Vision

Delivering the freedom to explore the world and experience nature through inventive and advanced technologies.



Mission

Build and deliver the most innovative RVs and exceptional customer experience using the latest advancements in modern and green technology.



Values

- **Customer obsessed** — our customers are our #1 priority and why we exist
- **Innovative** — pushing technology boundaries every day
- **Trusted** — we value integrity, honesty, accountability, transparency and excellence

Support Strategy

- Direct website portal, phone, email, AI bot with parts sent directly to customer

- - Self support and customer can come to Reno for repairs or we send someone to them as needed

- Mobile AEONrv support vehicles to drive to customer
  - Start with 2 vehicles, one on East Coast and one on the West Coast
  - Will also support sales and marketing events

- Open multiple Sales & Support Centers in lower cost locations near outdoor areas and not far from targeted population centers
  - First likely in Virginia; second in Colorado or Utah

Superior Benefits vs. Competition

	AEONrv	EKKO	Revel	Storyteller Overland Beast	Compass	Earth-Roamer	Earth-Cruiser
True All-Season (superior R15+ insulation w/complete air+moisture barrier, sliding door to cab for thermal efficiency, dual pane windows, heating, cooling, etc.)	🟢	🟡	🔴	🔴	🔴	🟡	🔴
Off-Road Capable (all-wheel drive, sufficient ground clearance & suspension, all-terrain tires, steel differential skid plate, rear mud flaps, etc.)	🟢	🔴	🟢	🟢	🟡	🟢	🟢
Off-Grid Capable For Up To 1 Week (8.2kWh+ battery, large fridge/freezer, large 59+ gallon fresh water tank)	🟢	🟡	🔴	🟡	🔴	🔴	🔴
Green / Sustainable (electric/solar powered cabin, no propane, efficient heating/air systems, high thermally efficient design, compostable toilet option)	🟢	🔴	🔴	🔴	🔴	🔴	🔴
Modern Technology Focused (high-end marine grade components/adhesive for no "RV rattle" and real-time software monitoring, integration, support and controls)	🟢	🔴	🔴	🔴	🔴	🟡	🟡
Superior Personal Safety (sliding lockable door between cabin and cab, security camera)	🟢	🔴	🔴	🔴	🔴	🟡	🔴
Family of 4 Capable (4 seat belts, sleeping for 2 adults 2 kids, larger dinette seating)	🟢	🟡	🔴	🔴	🟡	🟢	🟢
Pet Safe & Friendly (remote pet-safe climate controls, pull-out food bowl drawer)	🟢	🔴	🔴	🔴	🔴	🔴	🔴
Entry Mudroom / Wet Gear Drying Room (bath/mudroom in entry with clothes line & heating/venting for drying)	🟢	🔴	🔴	🔴	🔴	🔴	🔴
Price Point <$220K	🟢	🟢	🟢	🟢	🟢	🔴	🔴

Why Reno?

- Lower business costs

	Reno, NV	Bay Area, CA
Corporate income tax	No	8.84%
State income tax	No	1% - 13.3%
Capital gains tax	No	up to 13.3%
Unemployment tax	0.3% - 5.4%	1.5% - 6.2%
Office lease rates (class A)	Reno $30-39	SJ $60-66	SF $78-84
Avg hourly earnings (software developer)	$43.09	$64.97
Workman's comp (avg cost per $100 payroll)	$1.18 ($36k cap)	$2.87 (no cap)
Utility (electric) rates, medium size offices	$0.078/kWh	$0.157/kWh
Right-to-work state	Yes	No



- Growing technology ecosystem
  - Fintech development: Nevada Sandbox Program
  - Data latency Reno-Las Vegas-Los Angeles-Bay Area < 7ms
  - Home to Univ of Nevada, Reno - Ranked Tier 1 & Carnegie R1

- Attractive employee benefits
  - 40% lower cost of living vs. Bay Area
  - Shorter commute times (Reno average 15 minutes)
  - Close to Lake Tahoe/ski resorts (30 min) & Bay Area (3 hrs)

Thank You!

Jim Ritchie, CEO



  